UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

HUNT CORPORATION
(Name of Issuer)

Common Shares, Par Value $0.10 per Share
(Title of Class of Securities)

445591100
(CUSIP NUMBER)

FAC HOLDING CORPORATION
3000 Centre Square West
1500 Market Street
Philadelphia, PA 19102
Attention: Van Billet, Vice President
and Chief Financial Officer
(215) 563-2800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies to:

Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103
Attention: Carmen J. Romano, Esq.
(215) 994-4000

November 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five (5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44559110

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) FAC Acquisition Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,551,551* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,803,950*

CUSIP NO. 445591100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,950*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 40.0%*

14.	Type of Reporting Person (See Instructions) CO

*  See the “Introduction” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and the shareholders named therein.

CUSIP No. 445591100

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). FAC Holding Corporation IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,551,551* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,803,950*

CUSIP No. 445591100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,803,950*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 40.0%*

14.	Type of Reporting Person (See Instructions) CO

* See the “Introduction” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and
certain shareholders named therein.

SCHEDULE 13D

This statement on Schedule 13D (this “Statement”) relates to the offer by FAC Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of FAC Holding Corporation, a Pennsylvania corporation (“Parent”) to purchase all the outstanding common shares, par value $.10 (“Common Shares”) of Hunt Corporation, a Pennsylvania corporation (the “Company”), at a price of $12.50 per share, net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (4), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (5) (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, collectively the “Offer”). Hereinafter, Parent and Purchaser may sometimes be referred to individually as a “Reporting Person” or collectively as the “Reporting Persons.”

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Common Shares of the Company. The address of the principal executive offices of the Company is:

One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania 19103-7085

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f) The information set forth in the “Introduction,” “Certain Information Concerning Parent and Purchaser” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in the “Introduction,” “Sources and Amount of Funds” and “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(b), (d)-(j) The information set forth in the “Introduction,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements,” “Plans for the Company; Other Matters,” “Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(c)    The information set forth in the “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” and “Background of the Offer; Contacts with the Company” of the Offer to Purchase is incorporated herein by reference. As result of the Tender and Voting Agreement, dated as of November 11, 2002, by and among the Reporting Persons and certain shareholders named therein (a copy of which is filed herewith as Exhibit (2)), under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed beneficial owners of certain Common Shares as described in the Offer to Purchase. As a result of their relationship with the Reporting Persons, each of the persons and entities set forth on Schedule I of the Offer to Purchase may be deemed to have indirect beneficial ownership of the Common Shares deemed to be beneficially owned by the Reporting Persons; however, each such person and entity disclaims beneficial ownership of the Common Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons or entities is the beneficial owner of the Common Shares referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

(d)    Not Applicable.

(e)    Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Tender and Voting Agreement, respectively, are included as Exhibits 1 and 2 to this Statement. To the best of the Reporting Persons’ knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons with respect to any securities of the Company.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(1)
Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(2)
Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(3)	Joint Filing Statement by FAC Holding Corporation and FAC Acquisition Corporation, dated November 19, 2002, attached hereto.

(4)
Offer to Purchase dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(5)
Letter of Transmittal dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(6)
Notice of Guaranteed Delivery dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated

November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(8)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(9)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(10)	Press Release issued on November 12, 2002 (incorporated herein by reference to the Schedule TO-C filed by FAC Holding Corporation on November 12, 2002).

(11)
Summary Advertisement as published in the Wall Street Journal on November 15, 2002 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(12)
Press Release issued on November 15, 2002 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(13)
Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(14)
Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation (incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(15)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of FAC Acquisition).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002	FAC ACQUISITION CORPORATION

By:	/s/ VICTORIA R. RICHARDS
Name: VICTORIA R. RICHARDS Title: VICE PRESIDENT AND TREASURER

Dated: November 20, 2002	FAC HOLDING CORPORATION

By:	/s/ VICTORIA R. RICHARDS
Name: VICTORIA R. RICHARDS Title: VICE PRESIDENT AND TREASURER

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(1)
Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(2)
Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(3)	Joint Filing Statement by FAC Holding Corporation and FAC Acquisition Corporation, dated November 19, 2002, attached hereto.

(4)
Offer to Purchase dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(5)
Letter of Transmittal dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(6)
Notice of Guaranteed Delivery dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(7)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2002 (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(8)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(9)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(10)	Press Release issued Hunt Corporation on November 12, 2002 (incorporated herein by reference to the Schedule TO-C filed by FAC Holding Corporation on November 12, 2002).

(11)
Summary Advertisement as published in the Wall Street Journal on November 15, 2002 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(12)	Press Release issued by Hunt Corporation on November 15, 2002 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(13)
Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC (incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(14)
Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation (incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of FAC Acquisition Corporation filed with the Securities and Exchange Commission on November 15, 2002).

(15)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of FAC Acquisition).